Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

RESUMPTION GUIDANCE;

DELAY IN PUBLICATION OF THE 2024 ANNUAL RESULTS;

AND CONTINUED SUSPENSION OF TRADING

This announcement is made by Lufax Holding Ltd (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) pursuant to Rule 13.09(2)(a) and Rule 13.51(4) of the Listing Rules on Stock Exchange and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

References are made to the announcements of the Company dated January 27, 2025, January 28, 2025 and March 3, 2025 (collectively the “Announcements”), in relation to, among others, the proposed change of auditors, possible delay in publication of the 2024 annual results, and continued suspension of trading. Unless otherwise defined, capitalised terms used in this announcement shall bear the same meanings as those defined in the Announcements.

RESUMPTION GUIDANCE

On March 21, 2025, the Company received a letter from the Stock Exchange setting out the following guidance for the resumption of trading in the shares of the Company on the Stock Exchange (the “Resumption Guidance”):

(a)

conduct an appropriate independent forensic investigation into the Subject Transactions, assess the impact on the Company’s business operations and financial position, announce the findings of the investigation and take appropriate remedial actions;

(b)	publish all outstanding financial results required under the Listing Rules and address any audit modifications;

(c)

demonstrate that there is no reasonable regulatory concern about the integrity, competence and/or character of the Group’s management and/or any persons with substantial influence over the Company’s management and operations, which may pose a risk to investors and damage market confidence;

(d)	conduct an independent internal control review and demonstrate that the Company has in place adequate internal controls and procedures to meet its obligations under the Listing Rules;

(e)	demonstrate the Company’s compliance with Rule 13.24 of the Listing Rules; and

(f)	inform the market of all material information for the Company’s Shareholders and other investors to appraise the Company’s position.

The Stock Exchange may modify or supplement the Resumption Guidance as appropriate.

Under Rule 6.01A(1) of the Listing Rules, the Stock Exchange may cancel the Company’s listing if the ordinary shares of the Company have been suspended from trading for a continuous period of 18 months, and if the Company fails to remedy the issues causing its trading suspension, fulfill the Resumption Guidance, and fully comply with the Listing Rules to the Stock Exchange’s satisfaction and resume trading in its shares by the end of the 18-month period (i.e., 27 July 2026). Under Rules 6.01 and 6.10 of the Listing Rules, the Stock Exchange also has the right to impose a shorter remedial period or to cancel the listing of the Company immediately, where appropriate.

Pursuant to Rule 13.24A of the Listing Rules, the Company is required to announce quarterly updates on its developments including, among other relevant matters, its business operations, its resumption plan, the progress of implementing its resumption plan, and any material changes to the resumption plan. The first quarterly update will be announced on or before 27 April 2025 and further quarterly updates will be announced every three (3) months from that date until resumption or cancellation of listing (whichever is earlier).

The Company is currently taking necessary steps to fulfill the requirements in the Resumption Guidance, to implement remedial measures, and to comply with the Listing Rules to the Stock Exchange’s satisfaction, with the view to resume trading in its shares as soon as possible.

DELAY IN PUBLICATION OF THE 2024 ANNUAL RESULTS

As at the date of this announcement, the Independent Investigation is continuing and the Audit Committee is in the process of evaluating candidates to serve as the Company’s successor auditor. Once the Proposed Appointment has been approved by the Shareholders at a general meeting and subject to the successor auditor’s views and acceptance procedures, the Company will work with the successor auditors to conduct an audit and/or agreed-upon procedures of the Company’s financial reports for the years ended 31 December 2022 and 2023 and audit of the Company’s financial reports for the years ended 31 December of 2024.

Due to the time that a successor auditor will require to complete its audit work, the Company expects that it will be unable to timely meet all of its reporting obligations in Hong Kong and the United States, pending the completion of the aforementioned audit.

Pursuant to Rule 13.49(3) of the Listing Rules, if the Company is unable to publish the 2024 Annual Results not later than three months after the end of the financial year (i.e. on or before 31 March 2025), it must announce its results prepared based on the financial results which have yet to be agreed upon with the auditors (so far as such information is available). The Company will not publish the unaudited management accounts of the Group for the year ended 31 December 2024 which would be inappropriate as may be misleading and cause confusion to the Shareholders and potential investors of the Company. The expected date of the publication of the 2024 Annual Results will need to be further discussed and determined with the successor auditor.

CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

For and on behalf of the Board Lufax Holding Ltd Yong Suk CHO Chairman of the Board and Chief Executive Officer

Hong Kong, March 28, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Alston Peiqing ZHU as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU, Mr. Shibang GUO and Mr. Hui LIU as the non-executive Directors, and Mr. Rusheng YANG, Mr. Weidong LI and Mr. David Xianglin LI as the independent non-executive Directors.

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